Exhibit 16.1

December 7, 2011

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for MediciNova, Inc. and, under the date of March 31, 2011, we reported on the consolidated financial statements of MediciNova, Inc. as of and for the years ended December 31, 2010 and 2009, and the effectiveness of internal control over financial reporting as of December 31, 2010. On December 5, 2011, we were dismissed. We have read MediciNova, Inc.’s statements included under Item 4.01(a) of its Form 8-K dated December 1, 2011, and we agree with such statements, except that we are not in a position to agree or disagree with MediciNova, Inc.’s statement that the change was approved by the audit committee of the board of directors on December 1, 2011, and we are not in a position to agree or disagree with any of the statements made under Item 4.01(b).

Very truly yours,

/s/ KPMG LLP